UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ICAGEN, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

983844101

(CUSIP Number)

Timothy Tyson

c/o Icagen, Inc.

4222 Emperor Blvd, Suite 350

Research Triangle Park, Durham, North Carolina 27703

(919) 941-5206

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983844101	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Timothy Tyson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 385,704
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 730,568 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 385,704
WITH	10	SHARED DISPOSITIVE POWER 730,568 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,116,272 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.20% (1)
14	TYPE OF REPORTING PERSON IN

(1)

Does not include Series C Warrants (as defined below) acquired on April 4, 2018 to purchase 571,420 shares of Common Stock and Series C Warrants acquired on July 13, 2018 to purchase 114,284 shares of Common Stock. Under the terms of the Series C Warrants, a holder may not exercise such warrant to the extent such exercise would cause such holder, together with his, her or its affiliates, to beneficially own a number of shares of Common Stock that would exceed 9.99% of the Issuer’s outstanding shares of Common Stock following such exercise. As a result, the number of shares of Common Stock (initially 571,420 shares and 114,284 shares, respectively) that may be acquired by the reporting person upon exercise of the Series C Warrants is not listed in the number or percentage of shares beneficially owned.

CUSIP No. 983844101	13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Icagen, Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D, dated April 13, 2017 (the “Original 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, dated January 29, 2017 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D, dated April 10, 2018 (“Amendment No. 2”) and Amendment No. 3 to the Original Schedule 13D, dated July 17, 2018 (“Amendment No. 3”) filed by the reporting person, Timothy Tyson. Capitalized terms used in this Amendment No. 4 but not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2 or Amendment No. 3, as the case may be.

Item 2.	Identity and Background.

(a), (f)	This Amendment No. 4 to Schedule 13D is being made by Timothy Tyson.

(b)	The principal business address for Mr. Tyson is 401 Merritt 7, Norwalk, Connecticut 06851.

(c)	Mr. Tyson is the Chairman and Chief Executive Officer of Avara Pharmaceutical Services.

(d)	Mr. Tyson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Tyson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Tyson is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

See the response to Item 4, which is incorporated by reference herein.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and supplemented as follows:

The Issuer offered on a best efforts basis up to a maximum of one hundred fifty (150) units, at a purchase price of $10,000 per unit (the “Offering”), each unit (the “Units”) consisting of: (i) the Company’s 10% Subordinated Promissory Note in the principal amount of $10,000 due on the earlier of: (x) the date that is twelve (12) months after its issue date or (y) the Company’s receipt of the proceeds of funding from its next collaboration/partnership (the “Subordinated Note”) and (ii) a five year warrant to purchase 1,500 shares of Common Stock for each $10,000 Note investment in the Company at an exercise price of $3.50 per share (the “Bridge Warrant”). On August 13, 2018, the Issuer closed the first tranche of the Offering and entered into a securities purchase agreement (the “Purchase Agreement”) with three accredited investors, consisting of the Tyson Revocable Trust (the “Tyson Trust”) and two other members of the Board of Directors, pursuant to which the Issuer offered and sold an aggregate of fifty Units, of which thirty (30) Units were issued and sold to the Tyson Trust, consisting of: (A) an aggregate of $300,000 principal amount of Subordinated Notes and, and (B) Bridge Warrants to acquire an aggregate of 45,000 shares of Common Stock. The sale of the thirty (30) Units to the Tyson trust resulted in gross offering proceeds of $300,000. The sale of the aggregate of fifty (50) Units resulted in in aggregate gross offering proceeds of $500,000. The reporting person, Mr. Tyson, is member of the Issuer’s Board of Directors and is the sole trustee of the Tyson Trust and is therefore deemed to beneficially own the securities purchases by the Tyson Trust. The Tyson Trust utilized Mr. Tyson’s personal funds to purchase the thirty (30) Units (and the underlying Subordinated Notes and Series C Warrants) from the Issuer.

CUSIP No. 983844101	13D	Page 4 of 6 Pages

The Subordinated Notes and all obligations thereunder are subordinated in right of payment in all respects to that certain Senior Secured Convertible Note, dated May 10, 2017, in the principal amount of $28,000,000 issued by the Company to of GPB Debt Holdings II, LLC (“GPB”) and the obligations of the Company as a guarantor of the amounts owed under that certain Senior Secured Convertible Note, dated May 10, 2017, in the principal amount of $8,000,000 issued by the Company’s subsidiary, Icagen-T, Inc. to GPB.

The Bridge Warrants expire five (5) years after the issuance date. The Bridge Warrants also contain certain anti-dilution provisions that apply in connection with any stock split, stock dividend, stock combination, recapitalization or similar transaction.

The foregoing descriptions of the Purchase Agreement, the Subordinated Note and the Bridge Warrant are qualified in their entirety by reference to the full text of the form of Purchase Agreement, the Subordinated Note and the Bridge Warrant, which are included as Exhibit 10, Exhibit 11, and Exhibit 12, respectively, to this Amendment No. 4 and are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

The information in this Item 5 is provided as of the date hereof and is based on 6,393,107 shares of Common Stock outstanding as of August 1, 2018 and 714,275 shares of Series C Preferred Stock outstanding as of August 1, 2018 as disclosed to the reporting person by the Issuer.

Mr. Tyson is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of: (a) 164,284 shares of Common Stock and warrants to purchase an aggregate of 131,071 shares of Common Stock (consisting of 75,000 April 2017 Warrants, 15,000 June 2016 Warrants, 35,714 December 2014 Warrants and 5,357 warrants acquired on December 29, 2017); and (b) options to purchase an aggregate of 90,213 shares of Common Stock, which options are vested as of June 30, 2018 or will vest within 60 days thereof. Does not include Series C Warrants acquired on April 4, 2018 to purchase 571,420 shares of Common Stock and Series C Warrants acquired on July 13, 2018 to purchase 114,284 shares of Common Stock. Under the terms of the Series C Warrants, a holder may not exercise such warrant to the extent such exercise would cause such holder, together with his, her or its affiliates, to beneficially own a number of shares of Common Stock that would exceed 9.99% of the Issuer’s outstanding shares of Common Stock following such exercise. As a result, the number of shares of Common Stock (initially 571,420 shares and 114,284 shares, respectively)) that may be acquired by the reporting person upon exercise of the Series C Warrant is not listed in the number or percentage of shares beneficially owned.

Mr. Tyson is the beneficial owner of, and has the shared power to vote or direct the vote and to dispose or direct the disposition of the Bridge Warrants exercisable at any time for 45,000 shares of Common Stock, 685,704 shares of Series C Preferred Stock convertible at any time into 685,704 shares of Common Stock and Series C Warrants exercisable at any time for 685,704 shares of Common Stock, which securities are held directly by the Tyson Trust.

CUSIP No. 983844101	13D	Page 5 of 6 Pages

As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Tyson (on the basis of 6,393,107 shares of Common Stock outstanding and 714,275 shares of Series C Preferred Stock outstanding, each as of August 1, 2018) are as follows:

(a)	Number of shares of Common Stock beneficially owned:	Percent of class of Common Stock:
	1,116,272 [1]	15.20% [1]

(b)	Number of shares of Common Stock as to which Mr. Tyson has:

(i) Sole power to vote or to direct the vote:	385,704

(ii) Shared power to vote or to direct the vote:	730,568 [1]

(iii) Sole power to dispose or to direct the disposition of:	385,704

(iv) Shared power to dispose or to direct the disposition of:	730,568 [1]

(c)	See Item 4 and Annex A hereto, both of which are incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

See the responses to Item 4 and Item 5, which are incorporated by reference herein.

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 10:	Form of Securities Purchase Agreement by and between Icagen, Inc. and the Purchaser named therein (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 000-54748) filed with the Securities and Exchange Commission on August 15, 2018)

Exhibit 11:	Form of 10% Subordinated Promissory Note (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K (File No. 000-54748) filed with the Securities and Exchange Commission on August 15, 2018)

Exhibit 12:	Form of Bridge Warrant (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K (File No. 000-54748) filed with the Securities and Exchange Commission on August 15, 2018)

Annex A:	Certain Transactions by the Reporting Person

[1]	Does not include Series C Warrants acquired on April 4, 2018 to purchase 571,420 shares of Common Stock and Series C Warrants acquired on July 13, 2018 to purchase 114,284 shares of Common Stock. Under the terms of the Series C Warrants, a holder may not exercise such warrant to the extent such exercise would cause such holder, together with his, her or its affiliates, to beneficially own a number of shares of Common Stock that would exceed 9.99% of the Issuer’s outstanding shares of Common Stock following such exercise. As a result, the number of shares of Common Stock (initially 571,420 shares and 114,284 shares, respectively) that may be acquired by the reporting person upon exercise of the Series C Warrant is not listed in the number or percentage of shares beneficially owned.

CUSIP No. 983844101	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2018	/s/ Timothy Tyson
Timothy Tyson

Annex A

Transactions by the Reporting Person During the Past Sixty Days

Date of Transaction	Number of Securities	Price per Security
08/13/2018	Acquired $300,000 of 10% Subordinated Promissory Notes	$	*
08/13/2018	Acquired Warrants to purchase 45,000 shares of Common Stock	$	*

*	As disclosed in this Amendment No. 4, on August 13, 2018, The Tyson Trust purchased 30 Bridge Units for an aggregate purchase price of $300,000 (or $10,000 per Unit). The 30 Units consisted of an aggregate of: (i) a 10% Subordinated Promissory Note in the principal amount of $300,000 and (ii) a Warrant to purchase 45,000 shares of Common Stock at an exercise price of $3.50 per share.